PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME

CHIYODA-KU, TOKYO 100-0011, JAPAN

March 27, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549, U.S.A.

Attention:	Mr. Hugh West
Accounting Branch Chief

Mitsubishi UFJ Financial Group, Inc.

Form 20-F for Fiscal Year Ended March 31, 2013

Filed July 22, 2013

File No. 000-54189

Dear Mr. West:

On behalf of Mitsubishi UFJ Financial Group, Inc. (the “Registrant”), we submitted a letter, dated January 27, 2014, that included responses (the “Original Responses”), to the comments set forth in your letter, dated December 18, 2013, relating to the Registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2013 (the “2013 Form 20-F”).

Following the submission of the Original Responses, the Registrant believes certain revisions to the Original Responses to Comment Nos. 3, 4 and 5 would help to clarify the Registrant’s Original Responses. Accordingly, on behalf of the Registrant, we submit below certain revisions to the Original Responses, marked to show the revisions from the Original Responses.

In addition, in order to facilitate your review of the Registrant’s proposed future disclosure, Exhibit A to the Original Responses is being resubmitted in a format that highlights the proposed revisions against the Registrant’s disclosure in the 2013 Form 20-F.

U.S. Securities and Exchange Commission	2

Item 18. Financial Statements, page 210

Notes to Consolidated Financial Statements, page F-15

Note 1. Basis of Financial Statements and Summary of Significant Accounting Policies, page F-15

Summary of Significant Accounting Policies, page F-16

COMMENT NO. 3: In an effort to provide more clarity and to differentiate restructured loans from troubled debt restructuring (TDRs), please provide to us and revise your accounting policies for Loans (F-18 and F-19) and Allowance for Credit Losses (F-20 through F-22), to disclose the following:

•	Differentiate a restructured loan from a troubled debt restructuring. In this regard, explain in greater detail how you determine if a modification or restructuring is a TDR.

•	Explain how modifications to loans (whether restructured or TDRs) within each of your loan segments are factored into the determination of the allowance for credit losses.

•	Explain how defaults in your TDRs are factored into the determination of the allowance for credit losses.

RESPONSE TO COMMENT NO. 3: The Registrant has advised that troubled debt restructurings (“TDRs”) include all loans where a concession, such as reduction in stated rate, extension of stated maturity date, partial forgiveness of the principal, or combination of these concessions, is granted to a borrower facing financial difficulties in accordance with ASC310-40. The restructured loans disclosed by the Registrant represents TDRs that are accounted for on an accrual basis. The Registrant discloses nonaccrual TDRs as part of nonaccrual loans. In its future filings, the Registrant will no longer use the term “restructured loans” in its consolidated financial statements and will instead use the term “TDRs” for any required disclosure related to loan modifications within the scope of ASC 310-40 throughout Item 18 - Financial Statement. ~~The Registrant’s disclosure of restructured loans is derived from Securities Act Industry Guide 3 (Guide 3 – Statistical Disclosure by Bank Holding Companies) Item III.C.1, which requires disclosure of nonaccrual, past due and restructured loans and indicates that TDRs not reported within nonaccrual and past due should be presented as restructured loans.~~

Once a loan is determined to be a TDR, regardless of whether it is accruing or not accruing, the Registrant determines the allowance for credit losses for such TDR in each loan segment based upon a discounted cash flow analysis taking into account the revised loan terms of the TDR and the original effective interest rate or the fair value of collateral in accordance with ASC 310-10-35-22. When accruing loans are modified in TDRs, the Registrant determines the allowance for credit losses using the discounted cash flow method, instead of applying the formula allowance. (The Registrant has provided such information on page F-21 of the 2013 Form 20-F.) Therefore, the amounts of allowance for credit losses for such TDRs are generally larger than those provided before modification. In the present value calculation, the Registrant incorporates factors such as probability of default applicable to the

U.S. Securities and Exchange Commission	3

borrower based on the internal borrower rating and loss given default, considering the historical loss experience. For non-accrual TDRs, the Registrant generally determines the allowance for credit losses using the discounted cash flow method or based on the fair value of the collateral.

Originated loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card and UNBC segments, and six months or more with respect to loans within the Residential segment. For loans where the allowance for credit losses is estimated using discounted cash flows, defaults are factored in the estimate of future cash flows. In most cases, the default may result in the determination that there is substantial doubt about the future cash flows and that the loan is collateral-dependent. The Registrant monitors the current levels of default in TDRs based on the actual losses by type of loan, which are updated every six months, and adjusts the expected cash flows to reflect the updated probability of default.

In its future filings, the Registrant intends to clarify the above by revising its disclosure of accounting policies relating to loans and allowance for credit losses substantially in the form of Exhibit A to this letter. For your convenience, the proposed changes to the disclosures from the 2013 Form 20-F have been marked.

Note 4. Loans and Allowance for Credit Losses, page F-42

Troubled Debt Restructurings, page F-46

COMMENT NO. 4: We note in the final paragraph that your TDR’s for the Commercial and Residential segments in the table presented do not include nonaccrual loans with concessions granted as once a loan is classified as nonaccrual, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Furthermore, even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan after modification. Please address the following:

•

Although we understand the aforementioned loans are included with your nonaccrual loans, tell us and clarify in your future filings if you consider those loans to be TDRs (i.e. within the guidance in ASC 310-40-15). If such loans are not considered TDRs, please explain in sufficient detail why not.

•

Considering the bullet point above, please revise your table on page F-44 (Impaired Loans) to disaggregate your nonaccrual loans from your commercial and residential loans with concessions, and your restructured loans (i.e. TDRs).

•	In light of the bullet points above, and your disclosure on page 111 (i.e. substantially all of your restructured loans are considered troubled debt

U.S. Securities and Exchange Commission	4

restructurings), consider revising your description preceding the table on page F-44 to indicate that impaired loans primarily include nonaccrual loans and troubled debt restructurings.

RESPONSE TO COMMENT NO. 4: The Registrant advised us that it considers nonaccrual loans with concessions granted to be TDRs. Those TDRs are classified as impaired loans and the allowance for credit loans is calculated in accordance with ASC 310-10-35-22. As indicated on page F-46 of 2013 Form 20-F, however, nonaccrual TDRs for the Commercial and Residential segments have been excluded from the Registrant’s disclosure of TDRs by class.

Management of the Registrant has explained that they do not manage nonaccrual TDRs separately from other nonaccrual loans for the Commercial and Residential segments. As a result, the Registrant does not have the data available to make the disclosures in the table for such nonaccrual TDRs. However, the Registrant will enhance the paragraph that describes the modifications to nonaccrual TDRs as follows: ~~Management of the Registrant has explained that they do not manage nonaccrual TDRs separately from other nonaccrual loans. In management’s view, tracking the performance of nonaccrual TDRs (i.e., subsequent defaults of nonaccrual TDRs) is not useful for the Registrant as many nonaccrual TDRs are done out of necessity and often future defaults are expected as the borrowers have already defaulted on the original terms of the loan (e.g., a modification to extend maturity was made when the borrower failed to make the contractual principal and interest payments under the original terms of the loan). The Registrant has further represented that the allowance for credit losses is not significantly impacted as the nonaccrual TDR loans were already deemed to be impaired, and any further modifications made to a nonaccrual TDR does not significantly impact the allowance for credit losses calculated under ASC 310-10-35-22. Accordingly, the Registrant historically has disclosed nonaccrual Commercial and Residential TDR loans together with other nonaccrual loans, and has not separately collected data on nonaccrual TDRs for the Commercial and Residential segments.~~

[Amendment to the last paragraph on page F-46 of the 2013 20-F]

TDRs for the Commercial and Residential segments in the above table include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted. Once a loan is classified as a nonaccrual loan, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Therefore even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan. The vast majority of modifications to nonaccrual loans is temporary extensions of the maturity dates, typically for periods of up to 90 days, and continually made as most borrowers are unable to repay or refinance the loan at the extended maturity. Accordingly, the impact of such TDRs on the outstanding recorded investment is immaterial, and the vast majority of nonaccrual TDRs have subsequently defaulted.

U.S. Securities and Exchange Commission	5

Similarly for the table of impaired loans on page F-44 of the 2013 Form 20-F, the Registrant historically has disclosed nonaccrual Commercial and Residential TDR loans together with other nonaccrual loans, and has not separately collected data on nonaccrual TDRs for the Commercial and Residential segments. In management’s view, the additional disclosures of nonaccrual TDR loans are not qualitatively material for the following reasons:

•	Tracking the performance of nonaccrual TDRs (i.e., subsequent defaults of nonaccrual TDRs) is not useful for the Registrant, because management expects that such modifications would have little likelihood of recovery of the loans in view of the severity of the financial difficulty of the borrowers and often future defaults are expected as the borrowers have already defaulted on the original terms of the loan (e.g., a modification to extend maturity was made when the borrower failed to make the contractual principal and interest payments under the original terms of the loan). Therefore, credit quality of nonaccrual TDRs in the Commercial and Residential segments are substantially same as those of other nonaccrual loans, and these TDRs are managed and disclosed together with other nonaccrual loans.

•	In addition, the allowance for credit losses is not significantly impacted by subsequent modifications or defaults as the nonaccrual TDR loans were already deemed to be impaired, and therefore any further modifications made to a nonaccrual TDR does not significantly impact the allowance for credit losses calculated under ASC 310-10-35-22.

As the information has not been used to manage credit risk within the portfolios by the Registrant, management of the Registrant does not believe the information would be material to users of its financial statements.

U.S. Securities and Exchange Commission	6

~~Although the Registrant does not separately manage nonaccrual TDRs for the Commercial and Residential segments, management of the Registrant monitors the occurrences of loan modifications within nonaccrual loans as supplementary managerial data. However, the Registrant does not monitor period-end balance of modified nonaccrual loans because they are already deemed impaired. Loan modifications, such as reduction in stated rate or extension of stated maturity date, may occur on multiple occasions during a reporting period, especially with respect to short-term notes which are common for nonaccrual loans. In its future filings, the Registrant intends to enhance its TDR related disclosure (such as that on page F-46 of the 2013 Form 20-F) by providing supplementary information about the accumulated amount of nonaccrual loans that were subject to modifications during the reporting period by segment and class substantially in the format set forth below.2~~

~~Accumulated modifications made to nonaccrual loans (Commercial and Residential Loans)~~

~~For the fiscal year ended March 31, 2013~~
~~(in millions)~~
~~Commercial~~
~~Domestic~~	~~¥~~	~~478,274~~
~~Manufacturing~~		~~145,219~~
~~Construction~~		~~18,381~~
~~Real estate~~		~~34,937~~
~~Services~~		~~43,005~~
~~Wholesale and retail~~		~~180,489~~
~~Banks and other financial institutions~~		~~6,144~~
~~Communications and information services~~		~~20,131~~
~~Other industries~~		~~21,364~~
~~Consumer~~		~~8,604~~
~~Foreign – excluding UNBC~~		~~36,675~~
~~Loans acquired with deteriorated credit quality~~		~~1,196~~
~~Residential~~		~~16,681~~

~~Total~~	~~¥~~	~~532,826~~

~~Note: Includes accumulated loan modification activity, such as reduction in stated rate or extension of stated maturity date, that may have occurred on multiple occasions during the reporting period.~~

~~In addition, the~~The Registrant intends to disclose in its future filings as a note to the table disclosing impaired loans (such as that on page F-44 of the 2013 Form 20-F), the outstanding balances of accrual TDRs substantially in the format set forth below.

Note: Included in impaired loans as of March 31, 2014 are accrual TDRs as follows: ¥● million – Commercial; ¥● million – Residential; ¥● million – Card; and ¥● million – UNBC.

~~[2]~~

~~Although management of the Registrant intends to include the proposed disclosure substantially in the form set forth above, the Registrant has advised that the presentation is preliminary because data from certain subsidiaries, which the Registrant believes will not materially affect the overall data presentation, are not available as of the date of this letter.~~

U.S. Securities and Exchange Commission	7

~~The difference between the impaired loan total and the amounts disclosed in the above note disclosure would represent nonaccrual impaired loans, which would include both TDRs and non-TDRs. As noted above, the Registrant does not manage nonaccrual TDRs separately from other nonaccrual loans for the Commercial and Residential segments. Accordingly, the Registrant does not compile information necessary to separately disclose TDRs within its disclosure of nonaccrual impaired loans.~~

In its future filings, the Registrant will add the following sentence in the description preceding the table disclosing impaired loans (such as that on page F-44 of the 2013 Form 20-F): “The MUFG Group’s impaired loans primarily include nonaccrual loans and troubled debt restructurings.”

COMMENT NO. 5: To increase transparency related to your impaired and restructured loan activity as presented on pages F-44 through F-46, please provide to us and disclose in future filings, the following:

•

We understand your table of Troubled Debt Restructurings (TDRs) on page F-46 includes only the activity during the fiscal year ended March 31, 2013. Supplement or provide an additional table that presents your aggregate TDRs for the fiscal years ended 2012 and 2013. Additionally, differentiate and quantify those that are performing versus non-performing.

•

Provide a table that summarizes your outstanding TDRs for fiscal year ended 2012 and 2013 by type of concession type (e.g., reduction in stated interest rate, extension of stated maturity date, partial forgiveness of principal, or a combination of multiple modifications, etc.).

•

Include a rollforward of your impaired loans for fiscal years ended 2012 and 2013 by type (e.g. nonaccrual, performing TDRs, non-performing TDRs, etc.) that separately identifies beginning balances, additions, loans removed (e.g. loans written-off, loans paid-off, etc.), loans transferred between such loan types (e.g. non-accrual to accrual, etc.) , and ending balances. The aforementioned is not intended to be all-inclusive.

RESPONSE TO COMMENT NO. 5: In its future filings, the Registrant intends to add to its current TDR disclosure, information on the outstanding recorded investment balances of TDRs substantially in the format set forth below.~~3~~2 As indicated in the response to Comment No. 4 above, the additional disclosure will exclude information relating to nonaccrual TDRs for the Commercial and Residential segments because the

~~[3]~~ [2]

Although management of the Registrant intends to include the proposed disclosure substantially in the form set forth above, the Registrant has advised that the presentation is preliminary because data from certain subsidiaries, which the Registrant believes will not materially affect the overall data presentation, are not available as of the date of this letter.

U.S. Securities and Exchange Commission	8

Registrant does not manage nonaccrual TDRs separately from other nonaccrual loans and does not have outstanding balance data of such nonaccrual TDRs.

The total amount of the TDR “Outstanding Recorded Investment Balances” in the table below differs from the total amount of the “Balance at the end of Period” of the “Impaired Loans Rollforward—Accrual TDRs” table presented in page 10 of this letter. This difference is caused because the nonaccrual TDRs for the Card and UNBC segments are included in the “Outstanding Recorded Investment Balances” of the table below, while such nonaccrual TDRs are not included in the “Impaired Loans Rollforward—Accrual TDRs” table. To enable a reader to reconcile the tables, the Registrant will add a note to the ~~disclosure~~ table ~~explaining~~, which will disclose the amount of nonaccrual TDRs in the Card and UNBC segments and explain that all of the TDRs disclosed in the table for Commercial and Residential segments are accruing loans, but that the TDRs for the Card and UNBC segments include accrual and nonaccrual loans. The Registrant will amend the disclosure proposed in its upcoming Form 20-F filing substantially in the format set forth below:

As of March 31, 2012
Troubled Debt Restructurings
Outstanding Recorded Investment Balances
(in millions)
Commercial
Domestic	¥520,579
Manufacturing	161,288
Construction	15,891
Real estate	59,968
Services	91,943
Wholesale and retail	131,439
Banks and other financial institutions	1,868
Communications and information services	18,380
Other industries	15,180
Consumer	24,622
Foreign – excluding UNBC	85,647
Loans acquired with deteriorated credit quality	15,363
Residential	199,595
Card	146,789
UNBC	23,564

Total	¥991,537

U.S. Securities and Exchange Commission	9

As of March 31, 2013
Troubled Debt Restructurings
Outstanding Recorded Investment Balances
(in millions)
Commercial
Domestic	¥567,928
Manufacturing	247,135
Construction	15,130
Real estate	54,221
Services	74,777
Wholesale and retail	122,986
Banks and other financial institutions	1,329
Communications and information services	21,246
Other industries	10,321
Consumer	20,783
Foreign – excluding UNBC	103,157
Loans acquired with deteriorated credit quality	14,763
Residential	180,729
Card	124,373
UNBC	52,848

Total	¥1,043,798

Note: Included in the outstanding recorded investment balances as of March 31, 2012 and 2013 are nonaccrual TDRs as follows: ¥76,876 million and ¥63,178 million – Card and ¥17,201 million and ¥18,079 million – UNBC, respectively.

The Registrant’s systems and processes have not been designed to and cannot aggregate the outstanding principal balance of TDRs by type of concession. As a result, the Registrant is unable to prepare the requested table summarizing outstanding TDRs by concession type. The Registrant respectfully submits that given the relatively immaterial amount of TDRs when compared to the Registrant’s loan portfolio (approximately 1.1% as of March 31, 2013), the costs related to system modifications and new processes to allow for the disclosure of TDRs by type of concession outweigh the benefits of such disclosure to investors. The Registrant, however, is able to provide a description of the primary types of concessions provided within the segments, and intends to disclose in its future filings descriptions regarding the concession type for each segment, as supplementary information to its TDR disclosure substantially in the following format:

Note: For the fiscal year ended March 31, 2013, extension of the stated maturity date of loans was the primary concession type in the Commercial and Residential segments, whereas reduction in the stated rate and payment deferrals were the primary concession types in the Card and UNBC segments, respectively. For the fiscal year ended March 31, 2012, extension of the stated maturity date of loan was the primary concession type in the Commercial and Residential segments, whereas reduction in the stated rate and payment deferrals were the primary concession types in the Card and UNBC segments, respectively.

U.S. Securities and Exchange Commission	10

The Registrant also intends to newly disclose a rollforward presentation of its impaired loans by classifying them into accrual TDRs, and other impaired loans (including nonaccrual TDRs), substantially in the format set forth below.~~4~~3

Impaired Loans Rollforward

	For the fiscal year ended March 31,
	2012	2013
	(in millions)
Accrual TDRs
Balance at beginning of period	¥832,283	¥897,460
Additions (new accrual TDR status)	389,249	318,655
Transfers to other impaired loans (including nonaccrual TDRs)	(93,475)	(56,256)
Loans sold	0	(49)
Principal payments and other	(230,597)	(197,269)

Balance at end of period	¥897,460	¥962,541

Other impaired loans (including nonaccrual TDRs)
Balance at beginning of period	¥1,060,815	¥1,134,408
Additions (new other impaired loans (including nonaccrual TDRs) status)	504,968	498,422
Charge-off	(86,562)	(46,069)
Transfers to accrual TDRs	(31,380)	(27,517)
Loans sold	(30,441)	(17,650)
Principal payments and other	(282,992)	(303,369)

Balance at end of period	¥1,134,408	¥1,238,225

It should be noted that the amounts of additions in the above table do not agree with the amounts of TDRs made during the periods disclosed on page F-46 of the 2013 Form 20-F, because those on page F-46 of the 2013 Form 20-F include accumulated loan modification activity, such as reduction in stated rate or extension of stated maturity date, that may have occurred on multiple occasions during the reporting period. The Registrant included information of “Number of Contracts” as a supplementary information in the table on page F-46 of the 2013 Form 20-F to facilitate the understanding by investors of its TDR activity volume. In its future filings, to increase transparency and understandings of investors related to the activity of impaired loans and TDRs, the Registrant will present the amounts of TDRs which include only the first modification for those which are modified more than once during the same period, in the column titled “Pre-Modification Outstanding Recorded Investment” and “Post-Modification Outstanding Recorded Investment” in the table disclosing TDR activity (such as that on page F-46 of the 2013 Form 20-F), and will add the following note to “Additions” of the “Other impaired loans (including nonaccrual TDRs)” in the above table to ensure that the total amount of TDRs made during the periods ties back to the amounts of additions in the above table (such as that on page F-46 of the 2013 Form 20-F).

~~4~~3

Although management of the Registrant intends to include the proposed disclosure substantially in the form set forth above, the Registrant has advised that the presentation is preliminary because data from certain subsidiaries, which the Registrant believes will not materially affect the overall data presentation, are not available as of the date of this letter.

U.S. Securities and Exchange Commission	11

Note: Included in additions of other impaired loans for the fiscal year ended March 31, 2014 are nonaccrual TDRs as follows: ¥● million – Card; and ¥● million – UNBC.

In light of such new disclosure, the Registrant will remove the supplementary information of “Number of Contracts.” Similarly, the Registrant will remove from its future filings the disclosure of the approximate amount of nonaccrual loan modified in the Commercial and Residential segments disclosed on page F-46 of the 2013 Form 20-F, since the amount represents the accumulated loan modification activity, such as reduction in stated rate or extension of stated maturity date, that may have occurred on multiple occasions during the reporting period. As indicated in the response to Comment No. 4 above, management of the Registrant believes that such information is less meaningful in understanding its activity of impaired loans and TDRs in light of the additional disclosure of rollforward information that will be newly provided in its future filings.

The Registrant also notes that the sum of “Balance at the end of Period” of the “Accrual TDRs” and the “Other impaired loans (including nonaccrual TDRs)” in the above table differs from the sum of nonaccrual and restructured loans and accruing loans contractually past due 90 days or more which are disclosed on page A-10 of the 2013 Form 20-F. This difference primarily consists of large groups of smaller-balance homogenous loans that have not been modified and are collectively evaluated for impairment, and accruing loans contractually past due 90 days or more. These loans are included in the sum of nonaccrual and restructured loans and accruing loans contractually past due 90 days or more, but not included in the sum of “Balance at the end of Period” of the “Accrual TDRs” and “Other impaired loans (including nonaccrual TDRs)” in the above table. In its future filings, the Registrant will add the following note to the grand “Total” in the table disclosing nonaccrual and restructured loans and accruing loans contractually past due 90 days or more (such as that on page A-10 of the 2013 Form 20-F):

Note: The sum of nonaccrual and restructured loans and accruing loans contractually past due 90 days or more includes large groups of smaller-balance homogenous loans that have not been modified and are collectively evaluated for impairment, and accruing loans contractually past due 90 days or more. However, these loans are excluded from the impaired loan balances in Note 4 to our consolidated financial statements included elsewhere in this Annual Report, that amounted to ¥2,200,766 million and ¥● million, at March 31, 2013 and 2014, respectively.

*            *             *

U.S. Securities and Exchange Commission	12

Please contact the undersigned at +81-3-3597-6306 (fax number +81-3-4496-6202) if we may be of any assistance in answering your questions that may arise in connection with your review of this letter.

Sincerely,

/s/ Tong Yu
Tong Yu

cc:	Ms. Michelle Miller
U.S. Securities and Exchange Commission

Mitsubishi UFJ Financial Group, Inc.

Exhibit A

[~~To be added to~~Draft of the revised “Loan Policy” note]

Loans —Loans originated by the MUFG Group (“originated loans”) are carried at the principal amount outstanding, adjusted for unearned income and deferred net nonrefundable loan fees and costs. Originated loans held and intended for dispositions or sales in secondary markets are transferred to the held-for-sale classification and carried at the lower of cost or estimated fair value generally on an individual loan basis. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the loan as an adjustment to yield using a method that approximates the interest method. Interest income on loans that are not impaired is accrued and credited to interest income as it is earned. Unearned income and discounts or premiums on purchased loans are deferred and recognized over the remaining contractual terms of the loans using a method that approximates the interest method when such purchased loans are outside the scope of the guidance on loans and debt securities acquired with deteriorated credit quality as described below.

The MUFG Group classifies its loan portfolio into the following portfolio segments—Commercial, Residential, Card and UnionBanCal Corporation (“UNBC”) based on the grouping used by the MUFG Group to determine the allowance for credit losses. The MUFG Group further classifies the Commercial segment into classes based on initial measurement attributes, risk characteristics, and its method of monitoring and assessing credit risk.

Originated loans are considered impaired when, based on current information and events, it is probable that the MUFG Group will be unable to collect all the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Past due status is determined based on the contractual terms of the loan and the actual number of days since the last payment date, and is considered in determining impairment. Originated loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is generally evaluated on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

Originated loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, specifically when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card and UNBC segments, and six months or more with respect to loans within the Residential segment. A nonaccrual loan may be restored to an accrual status when interest and principal payments become current and management expects that the borrower will make future contractual payments as scheduled. When a loan is placed on nonaccrual status, interest accrued but not received is generally reversed against interest income. Cash receipts on nonaccrual loans, for which the ultimate collectibility of principal is uncertain, are applied as principal reductions; otherwise, such collections are credited to income.

The MUFG Group modifies certain loans in conjunction with its loss-mitigation activities. Through ~~the~~these modifications, concessions are granted to a borrower who is experiencing financial difficulty, generally in order to minimize economic loss, to avoid foreclosure or repossession of collateral, and to ultimately maximize payments received from the borrower. The concessions granted vary by portfolio segment, by program, and by borrower-specific characteristics, and may include interest rate reductions, term extensions, payment deferrals, and partial principal forgiveness. Loan modifications that represent concessions made to borrowers who are experiencing financial difficulties are identified as troubled debt restructurings (“TDRs”). ~~TDRs which are accounted for as accruing loans are identified by the MUFG Group as “restructured loans”.~~

Generally, accruing loans that are modified in a TDR remain as accruing loans subsequent to the modification, and nonaccrual loans remain as nonaccrual. However, if a nonaccrual loan has been restructured as a TDR and the borrower is not delinquent under the restructured terms, and demonstrates that its financial condition has improved, the MUFG Group may reclassify the loan to accrual status. This determination is generally performed at least once a year through a detailed internal credit rating review process. Once a restructured nonaccrual loan is deemed to be a TDR, the MUFG Group will continue to designate the loan as a TDR even if the loan is reclassified to accrual status.

A loan that has been modified ~~in~~into a TDR is ~~generally~~ considered to be impaired until it matures, is repaid, or is otherwise liquidated, regardless of whether the borrower performs under the modified terms. Because loans modified in TDRs are considered to be impaired, these loans are measured for impairment using the MUFG Group’s established asset-specific allowance methodology, which considers the expected default rates for the modified loans. See pages F-20 through F-22 for a discussion for each ~~business~~portfolio segment.

In accordance with the guidance on loans and debt securities acquired with deteriorated credit quality, impaired loans acquired for which it is probable that the MUFG Group will be unable to collect all contractual receivables are initially recorded at the present value of amounts expected to be received. For these impaired loans, the related valuation allowances are not carried over or created initially. Accretable yield is limited to the excess of the investor’s estimate of undiscounted cash flows over the investor’s initial investment in the loan. Subsequent increases in cash flows expected to be collected are recognized prospectively through adjustment of the loan’s yield over its remaining life after reduction of any remaining allowance for credit losses for the loan established after its acquisition, if any, while any decrease in such cash flows below those initially expected at acquisition plus additional cash flows expected to be collected arising from changes in estimate after acquisition is recognized as an impairment.

[~~To be added to~~Draft of the revised “Allowance for Credit Losses Policy” note]

Allowance for Credit Losses—The MUFG Group maintains an allowance for credit losses to absorb probable losses inherent in the loan portfolio. Actual credit losses (amounts deemed uncollectible, in whole or in part), net of recoveries, are generally determined based on detailed loan reviews and a credit assessment by management at each balance sheet date, and are deducted from the allowance for credit losses as net charge-offs. The MUFG Group generally applies its charge-off policy to all loans in its portfolio regardless of the type of borrower. Management believes that the provision for credit losses is adequate and the allowance is at the appropriate amount to absorb probable losses inherent in the loan portfolio. During the fiscal year ended March 31, 2014, the MUFG Group did not make any significant changes to the methodologies or policies used to determine its allowance for credit losses.

Key elements relating to the policies and discipline used in determining the allowance for credit losses are credit classification and the related borrower categorization process. The categorization is based on conditions that may affect the ability of borrowers to service their debt, taking into consideration current financial information, historical payment experience, credit documentation, public information, analyses of relevant industry segments or existing economic conditions. In determining the appropriate level of the allowance, the MUFG Group evaluates the probable loss by collateral value, historical loss experience, probability of insolvency and category of loan based on its type and characteristics. The MUFG Group updates these conditions and probable loss on a regular basis and upon the occurrence of unexpected change in the economic environment.

The methodologies used to estimate the allowance and the charge-off policy for each portfolio segment are as follows.

~~(~~Commercial ~~Segment~~)segment

In the Commercial segment, the methodology for assessing the appropriateness of the allowance consists of several key elements, which include the allocated allowance for individual loans specifically identified for evaluation, the formula allowance, the allocated allowance for country risk exposure, and the allocated allowance for large groups of smaller-balance homogeneous loans.

The allocated allowance for individual loans specifically identified for evaluation represents the impairment allowance determined in accordance with the guidance on accounting by creditors for impairment of a loan. The factors considered by management in determining impairment are the internal credit rating assigned to each borrower which represents the borrower’s creditworthiness determined based on payment status, number of delinquencies, and the probability of collecting principal and interest payments when due. The impairment of a loan is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or on the loan’s observable market price, or based on the fair value of the collateral if the loan is collateral dependent.

The formula allowance is applied to loans that are categorized as Normal or Close Watch, excluding loans identified as a TDR, based on the internal credit rating and historical loss factors which are based on the loss experience. See Note 4 for the information on loans to borrowers categorized based on the internal borrower rating. Estimated losses inherent in the loans at the balance sheet date are calculated by multiplying the default ratio by the nonrecoverable ratio (determined as a complement of the recovery ratio). The default ratio is determined by each internal credit rating, taking into account the historical number of defaults of borrowers within each internal credit rating divided by the total number of borrowers. The recovery ratio is mainly determined by the historical experience of collections against loans in default. The default ratio, the recovery ratio and other indicators are continually reviewed to determine the appropriate level of the allowance. Because the evaluation of inherent loss for these loans involves a high degree of uncertainty, subjectivity and judgment, the estimation of the formula allowance is back-tested by comparing the allowance with the actual results subsequent to the balance sheet date. The results of such back-testing are evaluated by management to determine whether the manner and level of formula allowance needs to be changed in subsequent years.

The allocated allowance for country risk exposure is a country-specific allowance for Normal and Close Watch loans, excluding loans identified as a TDR. The allowance is established to supplement the formula allowance for these loans, based on an estimate of probable losses relating to the exposure to countries that are identified by management to have a high degree of transfer risk. The measurement is based on a function of default probability and the recovery ratio with reference to external credit ratings. For the allowance for individual cross-border loans specifically identified for evaluation, the MUFG Group incorporates transfer risk in its determination of the related allowance.

The allocated allowance for large groups of smaller-balance homogeneous loans is established through a process that begins with estimates of probable losses inherent in the portfolio. These estimates are based upon various analyses, including historical delinquency and historical loss experience.

Loans that have been modified ~~in~~into a TDR are treated as impaired loans. For nonaccrual TDRs, the allowance for credit losses is provided for these loans using the discounted cash flow method, or based on the fair value of the collateral. For TDRs accounted for as accruing loans, the allowance for credit losses is determined by discounting the estimated future cash flows using the effective interest rate of the loans prior to modification.

In relation to loans categorized as Legally/Virtually Bankrupt, the amount of loans less estimated value of the collateral and guaranteed amount is generally considered uncollectible, and is charged off.

~~(~~Residential ~~Segment)~~segment

In the Residential segment, the loans are comprised of smaller-balance homogeneous loans that are pooled by their internal credit ratings based on the number of delinquencies. The loans in this segment are generally secured by collateral. Collateral values are based on internal valuation sources, and the allowance is determined for unsecured amounts. The allowance for the nondelinquent group of loans is determined based on historical loss experience. For delinquent groups of loans, the MUFG Group determines the allowance based on the probability of insolvency by the number of actual delinquencies and historical loss experience.

Loans that have been modified ~~in~~into a TDR are treated as impaired loans. For nonaccrual TDRs, the allowance for credit losses is provided for these loans using the discounted cash flow method, or based on the fair value of the collateral. For TDRs accounted for as accruing loans, the allowance for credit losses is determined by discounting the estimated future cash flows using the effective interest rate of the loans prior to modification.

In relation to loans that are in past due status over a certain period of time and deemed uncollectible, the amount of loans less estimated value of the collateral and guaranteed amount is generally considered uncollectible and charged off.

~~(~~Card ~~Segment)~~segment

In the Card segment, the loans are smaller-balance homogeneous loans that are pooled by their internal credit rating based on the number of delinquencies. The allowance for loans in this segment is generally determined based on the probability of insolvency by the number of actual delinquencies and historical loss experience. For calculating the allocated allowance for loans specifically identified for evaluation, impaired loans are aggregated for the purpose of measuring impairment using historical loss factors.

Loans that have been modified ~~in~~into a TDR are treated as impaired loans, and the allowance for credit losses is determined using the discounted cash flow method whereby the estimated future cash flows are discounted using the effective interest rate of the loans prior to modification.

In relation to loans that are in past due status over a certain period of time and deemed uncollectible, the amount of loans is generally fully charged off.

~~(~~UNBC ~~Segment)~~segment

In the UNBC segment, the methodology for assessing the appropriateness of the allowance consists of several key elements, which include the allocated allowance for individual loans specifically identified for evaluation, the formula allowance, the allocated allowance for large groups of smaller-balance homogeneous loans, and the unallocated allowance.

The allocated allowance for individual loans specifically identified for evaluation is established for loans when management determines that the MUFG Group will be unable to collect all amounts due according to the contractual terms of the loan agreement, including interest payments. Impaired loans are carried at the lower of the recorded investment in the loan, the present value of expected future cash flows discounted at the loan’s effective rate, the loan’s observable market price, or the fair value of the collateral, if the loan is collateral dependent.

The formula allowance is calculated by applying historical loss factors to outstanding loans. Historical loss factors are based on the historical loss experience and may be adjusted for significant factors that, in management’s judgment, affect the collectibility of the portfolio as of the balance sheet date.

The allocated allowance for large groups of smaller-balance homogeneous loans is established for consumer loans as well as for smaller balance commercial loans. These loans are managed by a pool basis, and loss factors are based on expected net charge-off ranges.

The unallocated allowance represents an estimate of additional losses inherent in the loan portfolio and is composed of attribution factors, which are based upon management’s evaluation of various conditions that are not directly measured in the determination of the allocated allowance. The conditions used for consideration of the unallocated allowance at each balance sheet date include factors such as, existing general economic and business conditions affecting the key lending areas and products of the MUFG Group, credit quality trends and risk identification, collateral values, loan volumes, underwriting standards and concentrations, specific industry conditions, recent loss experience and the duration of the current business cycle. The MUFG Group reviews these conditions and has an internal discussion with senior credit officers on a quarterly basis.

Loans that have been modified ~~in~~into a TDR are treated as impaired loans. For nonaccrual TDRs, the allowance for credit losses is provided for these loans using the discounted cash flow method, or based on the fair value of the collateral. For TDRs accounted for as accruing loans, the allowance for credit losses is determined by using the discounted cash flow method whereby the estimated future cash flows are discounted using the effective interest rate of the loans prior to modification.

Commercial loans are generally considered uncollectible based on an evaluation of the financial condition of a borrower as well as the value of any collateral and, when considered to be uncollectible, loans are charged off in whole or in part. Consumer loans are generally considered uncollectible based on past due status and the value of any collateral and, when considered to be uncollectible, loans are charged off in whole or in part.